    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 1996

                                                           REGISTRATION NO. 33-

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------

                                AMR CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              75-1825172
                                        (I.R.S. EMPLOYER IDENTIFICATION NO.)
    (STATE OR OTHER JURISDICTION OF
    INCORPORATION OR ORGANIZATION)

                                P.O. BOX 619616
                  DALLAS/FORT WORTH AIRPORT, TEXAS 75261-9616
                                (817) 963-1234
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                            OF AGENTS FOR SERVICE)

  ANNE H. MCNAMARA,        JOHN B. BRADY, JR., ESQ.           COPY TO:
         ESQ.                DEBEVOISE & PLIMPTON      ROHAN S. WEERASINGHE,
SENIOR VICE PRESIDENT          875 THIRD AVENUE                 ESQ.
 AND GENERAL COUNSEL       NEW YORK, NEW YORK 10022     SHEARMAN & STERLING
   AMR CORPORATION              (212) 909-6000          599 LEXINGTON AVENUE
   P.O. BOX 619616                                    NEW YORK, NEW YORK 10022
  DALLAS/FORT WORTH                                        (212) 848-4000
AIRPORT, TEXAS 75261-
         9616
    (817) 963-1234              ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

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- -------------------------------------------------------------------------------

                                              PROPOSED        PROPOSED
                                  AMOUNT      MAXIMUM          MAXIMUM
     TITLE OF EACH CLASS          TO BE    OFFERING PRICE     AGGREGATE           AMOUNT
OF SECURITIES TO BE REGISTERED  REGISTERED  PER UNIT(1)   OFFERING PRICE(1) OF REGISTRATION FEE
- -----------------------------------------------------------------------------------------------
  Common Stock, par value       12,915,899
   $1 per share...........      shares(2)      $87.57      $1,131,045,275        $390,020

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average high and low sales prices reported on the New York Stock Exchange on April 15, 1996.
(2) Maximum number of shares issuable upon conversion of $1,020,356,000 principal amount of the Registrant's 6 1/8% Convertible Subordinated Quarterly Income Capital Securities due 2024.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               12,915,899 SHARES
                                AMR CORPORATION
                                 COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

  This Prospectus covers the issuance and sale of 12,915,899 shares of Common Stock of AMR Corporation (the "Company") issuable to holders of the Company's outstanding 6 1/8% Convertible Subordinated Quarterly Income Capital Securities due 2024 (the "Debentures") upon conversion of the Debentures or issuable to Goldman, Sachs & Co., CS First Boston Corporation, Merrill Lynch & Co., J.P. Morgan Securities Inc. and Salomon Brothers Inc (collectively, the "Purchasers") under the standby arrangements described herein, and the resale to the public by the Purchasers of any such shares of Common Stock.

  The Company is calling for redemption on May 20, 1996 (the "Redemption Date"), all of its outstanding Debentures at a redemption price of 104.2% of the principal amount of Debentures (the "Redemption Price"), plus accrued interest from May 1, 1996 to the Redemption Date. The Debentures (or any portion thereof which is $1,000 or an integral multiple thereof) may be converted into the Common Stock of the Company at a conversion price of $79.00 of principal amount of Debentures per share of Common Stock (equivalent to 12.658 shares of Common Stock for each $1,000 principal amount of Debentures) at any time prior to 5:00 p.m. Eastern Daylight Time on May 17, 1996 (the "Expiration Time"). Cash will be paid in lieu of any fractional shares of Common Stock issuable upon conversion of the Debentures. No payment or adjustment to the conversion price will be made on account of interest on the Debentures accruing after May 1, 1996, and holders that convert Debentures prior to May 1, 1996, must submit with the Debentures being converted an amount equal to the interest payable on such Debentures on May 1, 1996. See "Redemption of Debentures and Alternatives to Redemption". ANY DEBENTURES NOT SO SURRENDERED FOR CONVERSION PRIOR TO THE EXPIRATION TIME WILL BE REDEEMED FOR CASH ON THE REDEMPTION DATE.

  The Company has made arrangements with the Purchasers pursuant to which the Purchasers have agreed to purchase from the Company, at the option of the Company, up to the number of shares of Common Stock equal to the number of shares of Common Stock that would have been issuable upon conversion of the Debentures that are either (i) duly surrendered for redemption on or prior to the Redemption Date or (ii) not duly surrendered for conversion on or prior to the Expiration Date or for redemption on or prior to the Redemption Date by persons other than the Purchasers ("Sleeper Debentures"). The purchase price for such shares of Common Stock (the "Purchased Shares") will be an amount equal to a price per share of (i) $81.54, if there are fewer than 2,583,180 Purchased Shares, (ii) $81.33, if there are from 2,583,180 to 5,166,359 Purchased Shares, (iii) $81.12, if there are from 5,166,360 to 7,749,539 Purchased Shares, (iv) $80.91, if there are from 7,749,540 to 10,332,719 Purchased Shares and (v) $80.71, if there are 10,332,720 or more Purchased Shares. The Purchasers have agreed to remit to the Company 50% of the amount, if any, by which the aggregate proceeds received by the Purchasers upon resale of the shares of Common Stock that otherwise would have been issued upon conversion of Sleeper Debentures ("Sleeper Shares") exceeds either (x) if the last closing price of the Common Stock on the NYSE on the Expiration Date is equal to or greater than $86.00 per share, the aggregate purchase price paid by the Purchasers for such Sleeper Shares or (y) if the last closing price of the Common Stock on the NYSE on the Expiration Date is less than $86.00 per share, $82.57 multiplied by the number of Sleeper Shares purchased. The Purchasers may also purchase Debentures in the open market or otherwise prior to the Expiration Time and have agreed to surrender for conversion all Debentures so purchased by them and any additional Debentures beneficially owned by them. See "Standby Arrangements" for a description of the Purchasers' compensation and indemnification arrangements with the Company.

  On April 18, 1996, the closing price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $93.375 per share. Based on the closing price of $93.375 per share, if a holder of $1,000 principal amount of Debentures on that date had converted such principal amount, such holder would have received Common Stock (and cash in lieu of a fractional share) having a market value equal to $1,181.94. The market price of the Common Stock received upon conversion is subject to fluctuation, and the holder may incur various transaction costs if the Common Stock is sold. So long as the market price of the Common Stock is greater than $82.57 per share at the time of conversion, a holder of Debentures who exercises such holder's conversion rights will receive Common Stock, plus cash in lieu of any fractional share, with a market value greater than the amount of cash the holder would otherwise be entitled to receive upon the redemption of the Debentures (before deducting any taxes, commissions and other costs which would likely be incurred on sale of the Common Stock received upon conversion of the Debentures).

                                                       (Continued on next page)
                                --------------

  THESE SECURITIES HAVE  NOT BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION  NOR HAS
      THE  SECURITIES AND  EXCHANGE COMMISSION OR  ANY STATE  SECURITIES
         COMMISSION PASSED  UPON  THE  ACCURACY OR  ADEQUACY  OF THIS
           PROSPECTUS.  ANY REPRESENTATION  TO  THE  CONTRARY IS  A
             CRIMINAL OFFENSE.

                                --------------

GOLDMAN, SACHS & CO.
                 CS FIRST BOSTON CORPORATION
                              MERRILL LYNCH & CO.
                                            J.P. MORGAN SECURITIES, INC.
                                                           SALOMON BROTHERS INC

                                --------------

                The date of this Prospectus is April 19, 1996.

(Continued from previous page)

  Prior to, on or after the Redemption Date, the Purchasers may offer shares of Common Stock pursuant to this Prospectus directly to the public, at prices set from time to time by the Purchasers, including shares acquired through conversion of Debentures acquired by the Purchasers. Prior to the Redemption Date, each such price when set will not exceed the greater of the last sale or current asked price of the Common Stock on the New York Stock Exchange plus the amounts of any concession to dealers, and an offering price on any calendar day will not be increased more than once during such day. In effecting such transactions, the Purchasers may realize profits or losses independent of the compensation referred to under "Standby Arrangements." The Purchasers may also make sales to dealers at prices which represent concessions from the prices at which such shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchasers. Any Common Stock so offered is offered subject to prior sale, when, as and if received by the Purchasers, and subject to the Purchasers' right to reject orders in whole or in part. This Prospectus does not constitute an offer to sell any securities other than the Common Stock offered by the Purchasers.

  The outstanding shares of Common Stock and any shares acquired through conversion of Debentures are listed, and application will be made for listing of the Purchased Shares, on the New York Stock Exchange.

  IN CONNECTION WITH THIS OFFERING, THE PURCHASERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OR THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE DEBENTURES, COMMON STOCK OR OTHER SECURITIES OF THE COMPANY PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                             AVAILABLE INFORMATION

  AMR Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the Commission's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005.

  This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any document do not purport to be complete and, in each instance, are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is subject to and qualified in its entirety by such reference. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

    1. Annual Report on Form 10-K for the year ended December 31, 1995.

    2. Current Report on Form 8-K dated April 17, 1996.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filing of such documents.

  Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

  This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person, including a beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Corporate Secretary of the Company at P.O. Box 619616, Mail Drop 5675, Dallas/Fort Worth Airport, Texas 75261-9616 (Telephone: (817) 963-1234).

                                  THE COMPANY

  The Company was incorporated in October 1982. Its principal subsidiary, American Airlines, Inc. ("American"), was founded in 1934. For financial reporting purposes, the Company's operations fall within three major lines of business: the Airline Group, The SABRE Group and the Management Services Group.

  More detailed descriptions of the Company's three business units, and their recent operating results, are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

AIRLINE GROUP

  The Airline Group consists primarily of American's Passenger and Cargo divisions, as well as AMR Eagle, Inc. and AMR Leasing Corporation, which are subsidiaries of the Company.

  American's Passenger Division is one of the largest scheduled passenger airlines in the world. At the end of 1995, American provided scheduled jet service to more than 160 destinations, primarily throughout North America, the Caribbean, Latin America, Europe and the Pacific.

  American's Cargo Division is one of the largest scheduled air freight carriers in the world. The Cargo Division provides a full range of freight and mail services to shippers throughout the airline's system. In addition, through cooperative agreements with other carriers, it has the ability to transport shipments to virtually any country in the world.

  AMR Eagle, Inc. owns the four regional airlines which operate as "American Eagle"--Flagship Airlines, Inc., Simmons Airlines, Inc., Executive Airlines, Inc. and Wings West Airlines, Inc. The

American Eagle carriers provide connecting turboprop service from seven of American's high-traffic cities to smaller markets throughout the United States, Canada, the Bahamas and the Caribbean.

  AMR Leasing Corporation is a financing subsidiary which leases regional aircraft to subsidiaries of AMR Eagle.

THE SABRE GROUP

  The Company formed The SABRE Group in 1993 to capitalize on the synergies of combining its information technology businesses under common management. The SABRE Group consists primarily of four business units--SABRE Travel Information Network ("STIN"), SABRE Computer Services ("SCS"), SABRE Decision Technologies ("SDT") and SABRE Interactive.

  STIN markets SABRE--one of the largest privately owned, real-time computer systems in the world--which provides travel distribution and information services to nearly 30,000 travel agencies in 74 countries on six continents.

  SCS manages and maintains the Company's technology infrastructure. This includes the planning, installation and operation of the Company's data centers, as well as technology and architectural planning for the Company's other units and for external customers. SCS also provides voice and data communication services to the Company, but is currently in negotiations with a third party to outsource this function.

  SDT provides decision support systems, application software packages, systems development and consulting services to other units of the Company and to external companies in the transportation, travel and other industries worldwide.

  SABRE Interactive is a distribution strategy division formed by The SABRE Group in 1995 to develop opportunities for consumer-direct travel distribution via personal computer, CD-ROM, interactive television, cable television and other media.

MANAGEMENT SERVICES GROUP

  The Management Services Group consists of four subsidiaries of the Company-- AMR Services Corporation, Americas Ground Services, Inc. ("AGS"), AMR Investment Services, Inc. and Airline Management Services, Inc. ("AMS").

  AMR Services Corporation has six operating divisions: Airline Services, AMR Combs, AMR Distribution Systems, TeleService Resources ("TSR"), Data Management Services ("DMS") and AMR Training Group. The Airline Services division's main lines of business include airline passenger, ramp and cargo handling, cabin service and an array of other air transportation-related services for carriers around the world. AMR Combs is a premier corporate aviation services network of 13 facilities in major business centers in the United States and Mexico. It also is involved in a number of other related businesses, including parts and aircraft sales and operation of one of the world's largest executive charter services. AMR Distribution Systems serves the logistics marketplace and specializes in contract warehousing, trucking and multi-modal freight forwarding services. TSR provides comprehensive telemarketing and reservation services for a wide range of clients. DMS provides data capture and document management services to American and to companies in the insurance, financial services and transportation industries. AMR Training Group provides a wide variety of training services and operates the American Airlines Training & Conference Center, which hosts a multitude of training activities of the Company, and markets its capabilities to other companies.

  AGS provides airline ground and cabin service handling at 11 locations in eight countries in the Caribbean and Central and South America.

  AMR Investment Services, Inc. serves as an investment advisor to the Company and other institutional investors. It also manages the American AAdvantage Funds, which have both institutional shareholders, including pension funds and bank and trust companies, and individual shareholders. As of December 31, 1995, AMR Investment Services was responsible for management of approximately $13.7 billion in assets, including direct management of approximately $4.5 billion in short-term investments.

  AMS was formed in 1994 to manage the Company's service contracts with other airlines such as the agreement to provide a variety of management, technical and administrative services to Canadian Airlines International, Ltd. which the Company signed in 1994.

  The postal address for the Company's principal executive offices is P.O. Box 619616, Dallas/Fort Worth Airport, Texas 75261-9616 (Telephone: 817-963-1234).

                                USE OF PROCEEDS

  The net proceeds from the sale of the Common Stock to the Purchasers pursuant to the arrangements described under "Standby Arrangements" will be used to redeem any Debentures not surrendered for conversion. Any other amounts received by the Company from the Purchasers pursuant to the profit-sharing arrangement described herein will be used for general corporate purposes. The amount of the proceeds to be received by the Company from the Purchasers is not determinable at this time, because neither the number of shares, if any, that will be sold to the Purchasers nor the amount of profit that the Purchasers will realize upon resale of such shares can be determined at this time.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is listed on the NYSE. The following table sets forth, for each period shown, the range of high and low sale prices of the Common Stock on the NYSE:

                                                                 COMMON STOCK
                                                                  PRICE RANGE
                                                                ---------------
                                                                 HIGH     LOW
                                                                ------- -------
1994
1st Quarter.................................................... $71 3/4 $56 1/2
2nd Quarter....................................................  60 3/4  52 1/4
3rd Quarter....................................................  62 7/8  50 3/4
4th Quarter....................................................  55 1/4  48 1/8
1995
1st Quarter.................................................... $65 3/4 $54 7/8
2nd Quarter....................................................  76 1/4  64
3rd Quarter....................................................  79 3/4  68 1/8
4th Quarter....................................................  78      64 3/8
1996
1st Quarter.................................................... $93 3/8 $68
2nd Quarter (through April 18, 1996)...........................  93 5/8  86 1/8

  On April 18, 1996, the last reported sale price for the Company's Common Stock on the NYSE was $93 3/8 per share.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at March 31, 1996 and as adjusted to give effect to the assumed conversion of all of the Debentures into approximately 12.9 million shares of Common Stock. (The table does not reflect (a) the pre-tax loss on Debentures that are redeemed rather than converted arising from the excess of the redemption price for such Debentures over their carrying value, which excess as of March 31, 1996 equaled approximately $231 for each $1,000 principal amount of Debentures or (b) the possible conversion of Preferred Stock (defined below) into approximately 1 million shares of Common Stock or the redemption of such Preferred Stock, pursuant to a notice of redemption dated April 19, 1996. See "Description of Capital Stock--Preferred Stock.") The financial data at March 31, 1996 in the following table are derived from the Company's unaudited financial statements for the quarter ended March 31, 1996.

                                                      MARCH 31,        AS
                                                        1996        ADJUSTED
                                                    ------------- -------------
                                                    (IN MILLIONS) (IN MILLIONS)
Indebtedness(1)
  Current maturities of long-term debt.............    $   148       $   148
  Current obligations under capital leases.........        146           146
  Long-term debt, less current maturities..........      3,896         3,896
  Obligations under capital leases, less current
   obligations.....................................      1,990         1,990
  Debentures.......................................        834           --
                                                       -------       -------
    Total Indebtedness.............................      7,014         6,180
                                                       -------       -------
Stockholders' Equity(1)(2)
  Series A Cumulative Convertible Preferred Stock--
   approximately 159,000 shares issued and
   outstanding.....................................         78            78
  Common Stock--approximately 77 million and 90
   million shares issued and outstanding,
   respectively....................................         77            90
  Additional paid-in capital.......................      2,263         3,075
  Retained earnings................................      1,478         1,478
                                                       -------       -------
    Total Stockholders' Equity.....................      3,896         4,721
                                                       -------       -------
  Total Capitalization.............................    $10,910       $10,901
                                                       =======       =======

- --------
(1) For additional information regarding obligations under capital leases, long-term debt (including repayment requirements), Preferred Stock, Common Stock and retained earnings, see notes 3, 4, 5, 6, 8 and 9 to the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995. See "Incorporation of Certain Documents by Reference."
(2) As of December 31, 1995, 12.9 million shares of Common Stock were reserved for the conversion of the Debentures and 8.1 million shares of Common Stock were reserved for the issuance of stock upon the conversion of convertible preferred stock, the exercise of stock options, and the issuance of restricted stock and deferred stock.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data in the table below for each of the five years in the period ended December 31, 1995 have been derived from audited consolidated financial statements of the Company previously filed with the Commission. The selected consolidated financial data in the table below as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 are unaudited but in the opinion of management include all adjustments necessary for a fair presentation. The following information should be read in conjunction with the consolidated financial statements and related notes of the Company included, or incorporated by reference, in its reports filed under the Exchange Act that are incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                                     THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31                  MARCH 31
                          ------------------------------------------ -------------------
                           1991     1992     1993     1994    1995     1995      1996
                          -------  -------  -------  ------- ------- --------- ---------
                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
SELECTED CONSOLIDATED
 OPERATING DATA(1)(4)
Total operating
 revenues...............  $12,887  $14,396  $15,816  $16,137 $16,910 $   3,970 $   4,308
Total operating
 expenses...............   12,882   14,421   15,126   15,131  15,895     3,718     3,907
Operating income
 (loss)(2)..............        5      (25)     690    1,006   1,015       252       401
Earnings (loss) before
 extraordinary loss and
 cumulative effect of
 accounting changes.....     (240)    (475)     (96)     228     196        37       157
Earnings (loss) before
 cumulative effect of
 accounting changes.....     (240)    (475)    (110)     228     167        37       157
Net earnings (loss).....     (240)    (935)    (110)     228     167        37       157
Earnings (loss) per
 common share before
 extraordinary loss,
 cumulative effect of
 accounting changes, and
 effect of preferred
 stock exchange(3)
 Primary................    (3.54)   (6.35)   (2.05)    2.26    2.48      0.48      2.02
 Fully Diluted..........    (3.54)   (6.35)   (2.05)    2.26    2.48      0.48      1.84
Net earnings (loss) per
 common share
 Primary................    (3.54)  (12.49)   (2.23)    4.51    2.11      0.48      2.02
 Fully Diluted..........    (3.54)  (12.49)   (2.23)    4.51    2.11      0.48      1.84

                                             DECEMBER 31               MARCH 31
                               --------------------------------------- --------
                                1991    1992    1993    1994    1995     1996
                               ------- ------- ------- ------- ------- --------
                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
SELECTED CONSOLIDATED BALANCE
 SHEET DATA(1)(4)
Total assets.................  $16,208 $18,706 $19,326 $19,486 $19,556 $19,481
Long-term debt less current
 maturities..................    3,951   5,643   5,431   5,603   4,983   4,730
Obligations under capital
 leases, less current
 obligations.................    1,928   2,195   2,123   2,275   2,069   1,990
Obligation for postretirement
 benefits....................      --    1,006   1,090   1,254   1,439   1,475
Preferred stock..............      --      --    1,081      78      78      78
Common stock and other
 stockholders' equity........    3,794   3,349   3,195   3,302   3,642   3,818
Common shares outstanding at
 end of period...............       68      75      76      76      76      77
Book value per common share..    55.50   44.41   42.17   43.50   47.67   49.72

- --------
(1) No dividends were declared on common shares during any of the periods above.
(2) Operating income (loss) for 1994 and 1995 includes restructuring costs of $278 million and $533 million, respectively.
(3) Information on the adjustment to the earnings per share computation for the year ended December 31, 1994, for the effect of the preferred stock exchange is included in Note 5 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995. See "Incorporation of Certain Documents by Reference."
(4) Effective January 1, 1992, the Company adopted Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes."

                   RECENT OPERATING RESULTS AND DEVELOPMENTS

RECENT OPERATING RESULTS

  The Company recorded net earnings for the three months ended March 31, 1996, of $157 million, or $2.02 per common share ($1.84 fully diluted). This compares to net earnings of $37 million, or $0.48 per common share (both primary and fully diluted) for the first quarter of 1995. The Company's operating income improved 59.1 percent, or $149 million, to $401 million for the three months ended March 31, 1996.

  The Company's improved results for the first quarter reflect better performance by each of the Company's three business units--the Airline Group; The SABRE Group; and the Management Services Group.

                                 AIRLINE GROUP

                              FINANCIAL HIGHLIGHTS

                                                          THREE MONTHS ENDED
                                                              MARCH 31,
                                                         ---------------------
                                                          1996     1995
                                                         -------  -------
                                                           (UNAUDITED)
                                                           (DOLLARS IN
                                                            MILLIONS)
Revenues
  Passenger--American Airlines, Inc. ................... $ 3,287  $ 3,090
       --AMR Eagle, Inc.................................     267      208
  Cargo.................................................     163      158
  Other.................................................     187      155
                                                         -------  -------
                                                           3,904    3,611
Expenses
  Wages, salaries and benefits..........................   1,301    1,240
  Aircraft fuel.........................................     441      378
  Commission to agents..................................     315      320
  Depreciation and amortization.........................     252      266
  Other operating expenses..............................   1,348    1,291
                                                         -------  -------
    Total operating expenses............................   3,657    3,495
                                                         -------  -------
Operating Income........................................     247      116
Other Income (Expenses).................................    (134)    (171)
                                                         -------  -------
Earnings (Loss) Before Income Taxes..................... $   113  $   (55)
                                                         =======  =======

  The Airline Group's revenues for the quarter ended March 31, 1996 increased $293 million or 8.1 percent over 1995 first quarter revenues. American's passenger revenues increased by 6.4 percent, or $197 million. American's yield (the average amount one passenger pays to fly one mile) for the quarter ended March 31, 1996, of 13.34 cents increased by 2.9 percent compared to the same period in 1995. American's traffic or revenue passenger miles (RPMs) increased
3.3 percent to 24.6 billion miles for the quarter ended March 31, 1996 compared to the 1995 first quarter. American's capacity or available seat miles increased 0.4 percent to 37.6 billion miles in the first quarter of 1996. AMR Eagle passenger revenues increased 28.4 percent, or $59 million, due principally to an increase in traffic of 28.2 percent to 636 million RPMs. The increase in AMR Eagle traffic was due in large part to the Federal Aviation Administration's temporary restrictions on the operation of ATR aircraft during the first quarter of 1995. Other revenues increased 20.6 percent, $32 million.

  The Airline Group's operating expenses increased 4.6 percent, $162 million. Wages, salaries and benefits rose 4.9 percent, $61 million, due primarily to contractual wage rate and seniority increases that are built into the Company's labor contracts and an increase in the provision for profit sharing. Aircraft fuel expense increased 16.7 percent, or $63 million, due to a 9.1 cent increase in American's average price per gallon, which includes the impact of the October 1995 expiration of the fuel tax exemption for the airline industry. Other operating expenses, consisting of maintenance costs, aircraft rentals, other rentals and landing fees, food service costs, and miscellaneous operating expenses increased 4.4 percent, or $57 million. Other Income (Expense) decreased 21.6 percent or $37 million.

                                THE SABRE GROUP

                             FINANCIAL HIGHLIGHTS

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                         ----------------------
                                                            1996        1995
                                                         ----------  ----------
                                                              (UNAUDITED)
                                                         (DOLLARS IN MILLIONS)
Revenues................................................ $      449  $      399
Expenses
  Wages, salaries and benefits..........................        119         103
  Depreciation and amortization.........................         43          45
  Other operating expenses..............................        156         132
                                                         ----------  ----------
    Total operating expenses............................        318         280
                                                         ----------  ----------
Operating Income........................................        131         119
Other Income (Expenses).................................         (1)         (9)
                                                         ----------  ----------
Earnings Before Income Taxes............................ $      130  $      110
                                                         ==========  ==========

  Revenues for The SABRE Group for the quarter ended March 31, 1996, increased
12.5 percent, or $50 million, over the 1995 first quarter, primarily due to higher booking fee prices and increased volumes. Wages, salaries and benefits increased 15.5 percent, or $16 million, due primarily to an 8.2 percent increase in the average number of equivalent employees. Other operating expenses increased 18.2 percent, $24 million.

                           MANAGEMENT SERVICES GROUP

                             FINANCIAL HIGHLIGHTS

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                         ----------------------
                                                            1996        1995
                                                         ----------  ----------
                                                              (UNAUDITED)
                                                         (DOLLARS IN MILLIONS)
Revenues................................................ $      157  $      143
Expenses
  Wages, salaries and benefits..........................         67          62
  Other operating expenses..............................         67          64
                                                         ----------  ----------
    Total operating expenses............................        134         126
                                                         ----------  ----------
Operating Income........................................         23          17
Other Income (Expenses).................................         (1)        --
                                                         ----------  ----------
Earnings Before Income Taxes............................ $       22  $       17
                                                         ==========  ==========

  Revenues for the Management Services Group increased 9.8 percent, or $14 million. Wages, salaries and benefits increased 8.1 percent, $5 million.

RECENT DEVELOPMENTS

  The Boards of Directors of the Company and American have approved a reorganization of The SABRE Group as a separate, wholly owned subsidiary of the Company, subject to the receipt of a favorable tax ruling and certain other conditions. This reorganization will involve the dividend of American's SABRE Travel Information Network, SABRE Computer Services, SABRE Development Services and SABRE Interactive divisions to the Company. It is anticipated that upon completion of the reorganization approximately $850 million of American's debt to the Company will be replaced by an equivalent amount of debt owed to AMR by The SABRE Group. The reorganization should be completed sometime during the third quarter.

  The Company also continues to study, as it has in the past, other transactions which may involve The SABRE Group, such as strategic partnerships or an initial public offering of a portion of The SABRE Group's stock. No decisions have been made as to these other transactions, however, and the Company could determine that conducting the business activities of The SABRE Group within its new, reorganized structure is in the best interests of the Company's stockholders.

            REDEMPTION OF DEBENTURES AND ALTERNATIVES TO REDEMPTION

  The Company is calling for redemption on May 20, 1996 (the "Redemption Date"), all of the Company's outstanding Debentures. As of April 18, $1,020,356,000 principal amount of Debentures was outstanding.

  The following alternatives are available to holders of Debentures:

  1. Conversion into Common Stock. Holders may convert Debentures (or any portion thereof which is $1,000 or an integral multiple thereof) into the Common Stock of the Company at a conversion price of $79.00 of principal amount of Debentures per share of Common Stock (equivalent to 12.658 shares of Common Stock for each $1,000 principal amount of Debentures). No fractional Shares of Common Stock will be issued upon conversion of Debentures. Instead of issuing any fractional share of Common Stock that would otherwise be issuable upon conversion of any Debenture, the Company will pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the last reported sale price per share of Common Stock, regular way, at the close of business on the Trading Day (defined below) immediately preceding the day of conversion or, if no such sale takes place on such day, the average of the reported closing bid and asked prices, regular way, on the NYSE. "Trading Day" means a day on which the NYSE is open for business. The Debentures will not be convertible after 5:00 P.M., Eastern Daylight Time, on May 17, 1996.

  Holders of Debentures that convert their Debentures will not be entitled to any payment of interest on such Debentures accruing after May 1, 1996. Holders of Debentures of record on April 15, 1996, will be entitled to receive the payment of interest due on the Debentures on May 1, 1996. Any holder that converts Debentures prior to May 1, 1996, must submit with the Debentures being converted an amount, in New York Clearing House funds or other funds acceptable to the Company, equal to the interest payable on such Debentures on May 1, 1996, and such holder therefore will not receive the economic benefit of such interest payment.

  Debentures may be held in book-entry form through the facilities of The Depository Trust Company (the "Depository"). Accordingly, in order for a beneficial owner of an interest in a Debenture to exercise conversion rights, such beneficial owner must comply with the procedures of the Depository, if a participant in the Depository (a "participant"), or if such beneficial owner is not a participant in the Depository, through the procedures of the participant through which such beneficial owner owns its interest in the Debentures, to effect a conversion.

  The Company will decide, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for conversion by the Company of any Debentures. Any defect or irregularity in the surrender or delivery of any document in connection with the conversion of Debentures may result in such Debentures not being converted into Common Stock and, therefore, being redeemed on the Redemption Date.

  SINCE IT IS THE TIME OF ACTUAL RECEIPT THAT DETERMINES WHETHER DEBENTURES HAVE BEEN PROPERLY PRESENTED FOR CONVERSION, SUFFICIENT TIME SHOULD BE ALLOWED FOR A BOOK-ENTRY TRANSFER TO BE MADE, PRIOR TO 5:00 P.M., EASTERN DAYLIGHT TIME, ON MAY 17, 1996. DEBENTURES NOT ACTUALLY RECEIVED FOR CONVERSION BY A BOOK-ENTRY TRANSFER PRIOR TO SUCH TIME WILL BE REDEEMED AS SET FORTH BELOW.

  2. Sale in Open Market. Holders may sell the Debentures in the open market. Holders of Debentures who wish to sell their Debentures in the open market should consult with their own advisors regarding if and when they should sell their Debentures and the tax consequences thereof. Holders may incur various fees and expenses in connection with any such sale.

  3. Redemption. Holders may allow the Debentures to be redeemed on May 20, 1996. Pursuant to the terms of the Indenture between the Company and the First National Bank of Chicago, as Trustee, dated as of November 1, 1994, holders of the Debentures will be entitled to receive upon redemption 104.2% of the principal amount of Debentures (the "Redemption Price"), plus accrued interest from May 1, 1996 to the Redemption Date. The holder of $1,000 principal amount of Debentures redeemed at the Redemption Price plus accrued interest would receive $1,045.23 in cash. Payment of the Redemption Price plus accrued interest will be made by the First Chicago Trust Company of New York, as paying and conversion agent (the "Paying and Conversion Agent") upon surrender of Debentures to the Paying and Conversion Agent by holders of Debentures. On and after the Redemption Date, interest will cease to accrue and holders of Debentures will not have any rights as such holders other than the right to receive the Redemption Price, plus accrued interest from May 1 to the Redemption Date, upon such surrender for redemption.

  On April 18, 1996, the closing price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $93 3/8 per share. Based on the closing price of $93 3/8 per share, if a holder of $1,000 principal amount of Debentures on that date had converted such principal amount, such holder would have received Common Stock (and cash in lieu of a fractional share) having a market value equal to $1,181.94, which amount is higher than the amount ($1,045.23) to be received upon redemption. The market price of the Common Stock received upon conversion, however, is subject to fluctuation, and the holder may incur various transaction costs if such Common Stock is sold. Holders of Debentures are urged to obtain current market quotations for the Common Stock.

  SO LONG AS THE MARKET PRICE OF THE COMMON STOCK IS GREATER THAN $82.57 PER SHARE AT THE TIME OF CONVERSION, A HOLDER OF DEBENTURES WHO EXERCISES SUCH HOLDER'S CONVERSION RIGHTS WILL RECEIVE COMMON STOCK, PLUS CASH IN LIEU OF ANY FRACTIONAL SHARE (DETERMINED AS SET FORTH ABOVE), WITH A MARKET VALUE GREATER THAN THE AMOUNT OF CASH THE HOLDER WOULD OTHERWISE BE ENTITLED TO RECEIVE UPON THE REDEMPTION OF THE DEBENTURES (BEFORE DEDUCTING ANY TAXES, COMMISSIONS AND OTHER COSTS WHICH WOULD LIKELY BE INCURRED ON SALE OF THE COMMON STOCK RECEIVED UPON CONVERSION OF THE DEBENTURES).

  For a discussion of certain United States federal income tax considerations, see "Certain Federal Income Tax Considerations".

               PAYING AND CONVERSION AGENT AND INFORMATION AGENT

  First Chicago Trust Company of New York has been appointed as Paying and Conversion Agent for the redemption and conversion of the Debentures.

                       The Paying and Conversion Agent:

    By Hand or Overnight Courier:                       By Mail:


 First Chicago Trust Company of New           (registered or certified mail
                York                                  recommended)
         Tenders & Exchanges               First Chicago Trust Company of New
           Suite 4680--AMR                                York
      14 Wall Street, 8th Floor                    Tenders & Exchanges
         New York, NY 10005                  P.O. Box 2559, Mail Suite 4660
                                               Jersey City, NJ 07303-2559

  D.F. King & Co., Inc. has been retained by the Company as Information Agent to assist in connection with the redemption of the Debentures. Questions and requests for assistance regarding the redemption or the conversion of the Debentures, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery may be directed to the Information Agent at 77 Water Street, New York, New York 10005, telephone (800) 848-3405.

  The Company will pay the Paying and Conversion Agent and the Information Agent their reasonable and customary fees for their services and will reimburse them for all their reasonable out-of-pocket expenses in connection therewith.

                         DESCRIPTION OF CAPITAL STOCK

  The following statements with respect to the capital stock of the Company are summaries and are subject to the detailed provisions of the Company's certificate of incorporation, as amended (the "Certificate of Incorporation"), and by-laws, as amended (the "By-Laws"). These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Certificate of Incorporation and the By-Laws, copies of which are filed as exhibits to the Registration Statement and are incorporated by reference into this Prospectus.

GENERAL

  The Certificate of Incorporation authorizes the issuance of 170,000,000 shares of all classes of stock, of which 20,000,000 may be shares of preferred stock, without par value, and 150,000,000 may be shares of Common Stock. On March 31, 1996, approximately 77 million shares of Common Stock were outstanding. The Certificate of Incorporation provides that the Company's Board of Directors (the "Board of Directors") is authorized to provide for the issuance of shares of preferred stock, from time to time, in one or more series, and to fix any voting powers, full or limited, and the designations, preferences and relative, participating, optional or other special rights, applicable to the shares to be included in any such series and any qualifications, limitations or restrictions thereon. No shares of preferred stock of the Company (other than the Preferred Stock (defined below), which has been called for redemption) are outstanding as of the date hereof.

VOTING RIGHTS

  Each holder of Common Stock is entitled to one vote for each share registered in his name on the books of the Company on all matters submitted to a vote of shareholders. Except as otherwise provided by law, the holders of Common Stock vote as one class. The shares of Common Stock do not have cumulative voting rights. As a result, subject to the voting rights, if any, of the holders of any shares of the Company's preferred stock which may at the time be outstanding, the holders of Common Stock entitled to exercise more than 50% of the voting rights in an election of directors can elect 100% of the directors to be elected if they choose to do so. In such event, the holders of the remaining Common Stock voting for the election of directors will not be able to elect any persons to the Board of Directors.

DIVIDEND RIGHTS

  Subject to the rights of the holders of any shares of the Company's preferred stock which may at the time be outstanding, holders of Common Stock are entitled to such dividends as the Board of Directors may declare out of funds legally available therefor. Certain of the Company's debt agreements contain restrictive covenants, including a limitation on the declaration of dividends on shares of capital stock. At December 31, 1995, under the terms of such agreements, all of the Company's retained earnings were available for payment of dividends. Certain of American's debt and credit facility agreements also contain certain restrictive covenants, including a cash flow coverage test, a minimum net worth requirement and limitations on indebtedness and limitations on the declaration of dividends. Certain of these restrictions could affect the Company's ability to pay dividends. At December 31, 1995, under the most restrictive provisions of those agreements, approximately $857 million of American's retained earnings were available for payment of dividends to the Company.

  With the exception of the dividend, on February 13, 1986, of certain preferred stock purchase rights (the "Rights"), which have since expired, no dividends have been paid on the Common Stock, and, prior to October 1, 1982 (the date as of which the Company became the parent of American), no dividends had been paid on the common stock of American after the first quarter of 1980.

DELAWARE GENERAL CORPORATION LAW SECTION 203

  As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which restricts certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) or its affiliates or associates for a period of three years following the time that the stockholder becomes an "interested stockholder." The restrictions do not apply if (i) prior to an interested stockholder becoming such, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in any person becoming an interested stockholder, such interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company) or (iii) at or subsequent to the time an interested stockholder becomes such, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's stockholders, not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

LIQUIDATION RIGHTS AND OTHER PROVISIONS

  Subject to the prior rights of creditors and the holders of any preferred stock which may be outstanding from time to time, including the Preferred Stock, the holders of the Common Stock are entitled in the event of liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets.

  The Common Stock is not liable to any calls or assessments and is not convertible into any other securities. The Certificate of Incorporation provides that the private property of the stockholders shall not be subject to the payment of corporate debts. There are no redemption or sinking fund provisions applicable to the Common Stock, and the Certificate of Incorporation provides that there shall be no preemptive rights.

  The Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Section 174 of the DGCL specifies conditions under which directors of Delaware corporations may be liable for unlawful dividends or unlawful stock purchases or redemptions.

PREFERRED STOCK

  As of April 18, 1996, approximately 159,000 shares of the Company's Series A Cumulative Convertible Preferred Stock of the Company (the "Preferred Stock") were issued and outstanding, which shares are being called for redemption pursuant to a notice of redemption dated April 19, 1996. The Company has not entered into any standby arrangement with respect to such redemption. If none of the outstanding shares of Preferred Stock are surrendered for conversion, the total aggregate redemption price for the Preferred Stock will be approximately $83,000,000. If all of the outstanding shares of Preferred Stock are surrendered for conversion, the Company will issue approximately 1 million shares of Common Stock. Neither the actual redemption price for the Preferred Stock nor the actual number of shares of Common Stock that the Company will issue upon conversion of any Preferred Stock is determinable at this time, because the number of shares of Preferred Stock that will be surrendered for conversion cannot be determined at this time.

TRANSFER AGENT

  The Transfer Agent and Registrar for the Common Stock is First Chicago Trust Company of New York.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general summary of certain United States federal income tax considerations relevant to the conversion, redemption or sale of Debentures by a beneficial owner of Debentures. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (including Proposed Regulations and Temporary Regulations) promulgated thereunder, Internal Revenue Service ("IRS") rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary is applicable only to holders who are United States persons for federal income tax purposes and who hold Debentures as capital assets and who will hold any Common Stock received on conversion of Debentures as capital assets.

  This summary does not discuss all the tax consequences that may be relevant to a particular holder in light of the holder's particular circumstances and it is not intended to be applicable in all respects to all categories of investors, some of whom--such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that the Debentures as a position in a "straddle," as part of a "synthetic security," "hedge," "conversion transaction" or other integrated investment or persons whose functional currency is other than United States dollars--may be subject to different rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a particular holder.

  Legislative proposals have been under consideration that would reduce the rate of federal income taxation of certain capital gains. Such legislation, if enacted, might apply only to gain realized on dispositions occurring after a date specified in the legislation. It cannot be predicted whether any such legislation ultimately will be enacted and, if enacted, what its effective date will be.

  HOLDERS OF DEBENTURES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE CONVERSION, SALE OR REDEMPTION OF THE DEBENTURES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

CONVERSION OF DEBENTURES

  In general, no gain or loss will be recognized on conversion of Debentures solely into Common Stock. The tax basis for the Common Stock received upon such conversion will be equal to the tax basis of the Debentures converted (reduced by the portion of such basis allocable to any fractional Common Stock interest paid in cash). The holding period for the Common Stock generally will include the holding period of the Debentures converted. However, the holding period for the Common Stock allocable to original issue discount accrued during the holder's holding period for the Debentures converted may be treated as commencing on the day after the date of the conversion. A holder generally will recognize gain (or loss) upon a conversion to the extent that any cash paid in lieu of a fractional share of Common Stock exceeds (or is less than) its tax basis in such fractional share.

SALE OR REDEMPTION OF DEBENTURES

  Generally, the sale or redemption of a Debenture will result in taxable gain or loss equal to the difference between the amount realized and the holder's adjusted tax basis in the Debentures. Except as discussed below under "Market Discount", such gain or loss will be capital gain or loss and will be long term gain or loss if, at the time of such disposition, the Debentures had been held for more than one year.

MARKET DISCOUNT

  Special rules will apply to Debentures acquired with market discount. A market discount note is, generally, a note the stated redemption price at maturity of which exceeds the holder's basis in the note immediately after acquisition. Generally, any gain recognized on the sale or redemption of a market discount note will be treated as ordinary income to the extent of the accrued market discount on such note not previously included in income. Market discount accrues either ratably or at a constant yield to maturity, at the election of the holder. A holder of a market discount note also may elect to take market discount into income as it accrues.

  Although the matter is not free from doubt, a holder of a Debenture with market discount should not have to recognize income on the conversion of the Debenture, even with respect to market discount that has accrued but has not been taken into account. Market discount not recognized on conversion will carry over to the Common Stock acquired upon conversion thereof and will be recognized as ordinary income to the extent of gain recognized upon the disposition of such Common Stock, including any deemed disposition of fractional shares of Common Stock for cash at the time of conversion.

SALE OR DISPOSITION OF COMMON STOCK

  A holder will recognize gain or loss on the sale or exchange of Common Stock received upon conversion of a Debenture equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in the Common Stock sold or exchanged. Except as noted above under "Market Discount", such gain or loss would be long-term capital gain or loss if the holder's holding period for the Common Stock were more than one year. See "Conversion of Debentures".

BACKUP WITHHOLDING

  A holder of a Debenture or Common Stock issued upon conversion of a Debenture may be subject to backup withholding at a rate of 31% with respect to dividends on, or the proceeds of a sale, exchange, or redemption of, such Debenture or Common Stock, as the case may be, unless (i) such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable backup withholding rules.

                             STANDBY ARRANGEMENTS

  Under the terms and subject to the conditions of a Standby Agreement (the "Standby Agreement"), the Purchasers have agreed to purchase from the Company, at the option of the Company, up to the number of shares of Common Stock equal to the number of shares of Common Stock that would have been issuable upon conversion of the Debentures that are either (i) duly surrendered for redemption on or prior to the Expiration Date or (ii) Sleeper Debentures. The purchase price for the Purchased Shares will be equal to a price per share of
(i) $81.54, if there are fewer than 2,583,180 Purchased Shares, (ii) $81.33, if there are from 2,583,180 to 5,166,359 Purchased Shares, (iii) $81.12, if there are from 5,166,360 to 7,749,539 Purchased Shares, (iv) $80.91, if there are from 7,749,540 to 10,332,719 Purchased Shares and (v) $80.71, if there are 10,332,720 or more Purchased Shares.

  The Purchasers also may acquire Debentures for their own account in the open market or otherwise on or prior to the Expiration Date in such amounts and at such prices as the Purchasers deem advisable. For the purpose of stabilizing the price of the Common Stock, engaging in certain hedging transactions or otherwise, the Purchasers may make purchases and sales of Common Stock, Debentures or other securities of the Company, in the open market or otherwise, for long or short account, on such terms as the Purchasers deem advisable, and may over-allot in arranging sales, all subject to applicable provisions of the Exchange Act. Such transactions involving Debentures may occur prior to or on the Expiration Date, and such transactions involving Common Stock or other securities of the Company may occur prior to, on or after the Expiration Date. The Purchasers have agreed to surrender for conversion all Debentures so purchased by them and any additional Debentures beneficially owned by them. The Company has agreed to pay to each Purchaser, for each $1,000 principal amount of Debentures surrendered by such Purchaser for conversion into shares of Common Stock prior to May 1, 1996, an amount equal to (i) $15.31 minus (ii) the product of (x) $0.17 times (y) the number of days from and including the date of surrender by such Purchaser of such Debenture to but excluding May 1, 1996.

  Prior to, on or after the Redemption Date, the Purchasers may offer shares of Common Stock pursuant to this Prospectus directly to the public, at prices set from time to time by the Purchasers, including shares acquired through conversion of Debentures acquired by the Purchasers. Prior to the Redemption Date, each such price when set will not exceed the greater of the last sale or current asked price of the Common Stock on the New York Stock Exchange plus the amounts of any concession to dealers, and an offering price on any calendar day will not be increased more than once during such day. In effecting such transactions, the Purchasers may realize profits or losses independent of the compensation referred to below. The Purchasers may also make sales to dealers at prices which represent concessions from the prices at which such shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchasers. Any Common Stock so offered is offered subject to prior sale, when, as and if received by the Purchasers, and subject to the Purchasers' right to reject orders in whole or in part.

  Pursuant to the Standby Agreement, the Company has agreed to pay the Purchasers for the commitments undertaken by them under the Standby Agreement an amount equal to $9,331,957. If the Purchasers do not purchase any Purchased Shares, the Company has agreed to reimburse the Purchasers for all of their out-of-pocket costs, including the reasonable fees and disbursements of their counsel. The Purchasers have agreed to remit to the Company not less than 50% of the amount, if any, by which the aggregate proceeds received by the Purchasers upon resale of the Sleeper Shares exceeds either (x) if the last closing price of the Common Stock on the NYSE on the Expiration Date is equal to or greater than $86.00 per share, the aggregate purchase price paid by the Purchasers for such Sleeper Shares or (y) if the last closing price of the Common Stock on the NYSE on the Expiration Date is less than $86.00 per share, $82.57 multiplied by the number of Sleeper Shares purchased.

  During the period beginning on the date of this Prospectus and continuing to and including the Redemption Date, and, if the Purchasers purchase any Purchased Shares, further continuing and including the date ending 90 days after the Redemption Date, the Company has agreed not to offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock of the Company, any securities of the Company substantially similar to the Common Stock or any securities convertible into or exchangeable for shares of Common Stock or any such substantially similar security (except for any securities issued, offered, sold or disposed of by the Company pursuant to its stock option and other benefit plans maintained for its officers, directors and employees or Common Stock issued or distributed in connection with the conversion of any security of the Company outstanding on the date of the Prospectus) without the Purchasers' prior written consent.

  The Company has agreed to indemnify the Purchasers against certain liabilities, including liabilities under the Securities Act.

  The Purchasers may assist in the solicitation of conversions by holders of Debentures but will receive no commission or other compensation therefor.

  The Purchasers perform investment banking and financial advisory and other financial services for the Company and its affiliates from time to time.

                         VALIDITY OF THE COMMON STOCK

  The validity of the shares of Common Stock will be passed upon for the Company by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022, and for the Purchasers by Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022. Shearman & Sterling from time to time represents the Company with respect to certain legal matters.

                                    EXPERTS

  The consolidated financial statements and schedules of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SO-LICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   3
The Company................................................................   3
Use of Proceeds............................................................   5
Price Range of Common Stock................................................   5
Capitalization.............................................................   6
Selected Consolidated Financial Data.......................................   7
Recent Operating Results and Developments..................................   8
Redemption of Debentures and Alternatives to Redemption....................  10
Paying and Conversion Agent and Information Agent..........................  12
Description of Capital Stock...............................................  12
Certain Federal Income Tax Considerations..................................  14
Standby Arrangements.......................................................  16
Validity of the Common Stock...............................................  17
Experts....................................................................  17

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               12,915,899 SHARES

                                AMR CORPORATION

                                 COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

                               ----------------

                                  PROSPECTUS

                               ----------------

                             GOLDMAN, SACHS & CO.

                          CS FIRST BOSTON CORPORATION

                              MERRILL LYNCH & CO.

                         J.P. MORGAN SECURITIES, INC.

                             SALOMON BROTHERS INC

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses in connection with the sale of the Common Stock being registered hereby, other than underwriting discounts and commissions, are estimated as follows:

   Registration Fee*.................................................. $390,020
   Printing and engraving.............................................   50,000
   Listing Fees.......................................................   12,800
   Legal fees and expenses............................................  150,000
   Accounting fees and expenses.......................................   40,000
   Blue Sky qualifications and related legal fees and expenses........    5,000
   Miscellaneous......................................................   20,000
                                                                       --------
     Total............................................................ $667,820
                                                                       ========

  --------
  * Actual Fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law, as amended, provides in regard to indemnification of directors and officers as follows:

    (S) 145. Indemnification of officers, directors, employees and agents; insurance

    (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
  (1) by a majority vote of directors who are not parties to such action, suit or proceeding, even though less than a quorum or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

    (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

    (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

    (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

    (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

    (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

    (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

  Article VII of the Company's By-Laws provides in regard to indemnification of directors and officers as follows:

    Section 1. Nature of Indemnity. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was or has agreed to become a director or officer of the corporation, or is or was serving or has agreed to serve at the request of the corporation as a director or officer, of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such an action by reason of the fact that he is or was or has agreed to become an employee or agent of the corporation, or is or was serving or has agreed to serve at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful; except that in the case of an action or suit by or in the right of the corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

    The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    Section 2. Successful Defense. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in
  Section 1 hereof or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    Section 3. Determination That Indemnification Is Proper. Any indemnification of a director or officer of the corporation under Section 1 hereof (unless ordered by a court) shall be made by the corporation unless a determination is made that indemnification of the director or officer is not proper in the circumstances because he has not met the applicable standard of conduct set forth in Section 1 hereof. Any indemnification of an employee or agent of the corporation under Section 1 hereof (unless ordered by a court) may be made by the corporation upon a determination that indemnification of the employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 hereof. Any such determination shall be made (1) by a majority vote of directors who are not parties to such action, suit or proceeding, even if less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

    Section 4. Advance Payment of Expenses. Expenses (including attorneys' fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate. The board of directors may authorize the corporation's counsel to represent a director, officer, employee or agent in any action, suit or proceeding, whether or not the corporation is a party to such action, suit or proceeding.

    Section 5. Procedure for Indemnification of Directors or Officers. Any indemnification of a director or officer of the corporation under Sections 1 and 2, or advance of costs, charges and expenses of a director or officer under Section 4 of this Article, shall be made promptly, and in any event within 60 days, upon the written request of the director or officer. If the corporation fails to respond within 60 days, then the request for indemnification shall be deemed to be approved. The right to indemnification or advances as granted by this Article shall be enforceable by the director or officer in any court of competent jurisdiction if the corporation denies such request, in whole or in part. Such persons's costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such action shall also be indemnified by the corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of costs, charges and expenses under Section 4 of this Article where the required undertaking, if any, has been received by the corporation) that the claimant has not met the standard of conduct set forth in Section 1 of this Article, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its board of directors, its independent legal counsel, and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 of this Article, nor the fact that there has been an actual determination by the corporation (including its board of directors, its independent legal counsel, and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

    Section 6. Survival; Preservation of Other Rights. The foregoing indemnification provisions shall be deemed to be a contract between the corporation and each director, officer, employee and agent who serves in such capacity at any time while these provisions as well as the relevant provisions of the Delaware Corporation Law are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit, or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a "contract right" may not be modified retroactively without the consent of such director, officer, employee or agent.

    The indemnification provided by this Article VII shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    Section 7. Insurance. The corporation shall purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him or on his behalf in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article, provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire board of directors.

    Section 8. Savings Clause. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director or officer and may indemnify each employee or agent of the corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated and to the full extent permitted by applicable law.

  Section 102(b)(7) of the Delaware General Corporation Law, as amended, provides in regard to the limitation of liability of directors and officers as follows:

    (b) In addition to the matters required to be set forth in the certificate of incorporation by subsection (a) of this section, the certificate of incorporation may also contain any or all of the following matters:

                                    * * * *

      (7) A provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
    (iii) under section 174 of this Title; or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this paragraph to a director shall also be deemed to refer (x) to a member of the governing body of a corporation which is not authorized to issue capital stock, and (y) to such other person or persons, if any, who, pursuant to a provision of the certificate of incorporation in accordance with subsection (a) of (S) 141 of this title, exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors by this title.

  Article Ninth of the Company's Certificate of Incorporation provides in regard to the limitation of liability of directors and officers as follows:

    NINTH: No director of the corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

  The Company's directors and officers are also insured against claims arising out of the performance of their duties in such capacities.

  Reference is made to Section 8 of the Standby Agreement, filed herewith as
Exhibit 1(a) for provisions regarding the indemnification of the Company, its directors and officers, and its controlling persons against certain liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS.

                                      DESCRIPTION
                                      -----------
  1(a) Form of Standby Agreement.
  4(a) Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on
       Form S-4 No. 33-55191).
  4(b) Certificate of Retirement of Certain Shares of Series A Cumulative
       Convertible Preferred Stock of the Company, dated January 11, 1995.
  4(c) By-Laws of the Company, as amended.
  4(d) Form of Certificate for the Company's Common Stock, par value $1.00 per share (incorporated by reference to Exhibit 4(c) to the Company's
       Registration Statement on Form S-3 No. 33-38393).
  5    Opinion of Debevoise & Plimpton.
 23(a) Consent of Ernst & Young, L.L.P.
 23(b) Consent of Debevoise & Plimpton (included in Exhibit 5).
 24    Powers of Attorney.
 99(a) Letter of Transmittal.
 99(b) Form of Notice of Redemption.
 99(c) Form of Information Agent Agreement.


ITEM 17. UNDERTAKINGS.

  (a) Rule 415 Offering Period

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than

    20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

  provided, however, that the undertakings set forth in paragraphs (i) and
  (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Filings incorporating subsequent Exchange Act documents by reference

  The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Request for Acceleration of Effective Date of Filing

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions referred to in Item 15 or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF FORT WORTH, STATE OF TEXAS, ON THIS 19TH DAY OF APRIL, 1996.

                                          AMR CORPORATION

                                                   /s/ Anne H. McNamara
                                          By __________________________________
                                                     ANNE H. MCNAMARA
                                             SENIOR VICE PRESIDENT AND GENERAL
                                                          COUNSEL

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE

       /s/ Robert L. Crandall          Chairman of the
- -------------------------------------   Board, President
         ROBERT L. CRANDALL*            and Chief Executive
                                        Officer, Director
                                        (Principal
                                        Executive Officer)

         /s/ Gerard J. Arpey           Senior Vice
- -------------------------------------   President and Chief
          GERARD J. ARPEY*              Financial Officer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

         /s/ Howard P. Allen           Director
- -------------------------------------
          HOWARD P. ALLEN*

         /s/ David L. Boren            Director
- -------------------------------------
           DAVID L. BOREN*

        /s/ Edward A. Brennan          Director
- -------------------------------------
         EDWARD A. BRENNAN*

        /s/ Armando M. Codina          Director
- -------------------------------------
         ARMANDO M. CODINA*

              SIGNATURE                         TITLE

      /s/ Christopher F. Edley                Director
- -------------------------------------
        CHRISTOPHER F. EDLEY*

     /s/ Charles T. Fisher, III               Director
- -------------------------------------
       CHARLES T. FISHER, III*

         /s/ Earl G. Graves                   Director
- -------------------------------------
           EARL G. GRAVES*

          /s/ Dee J. Kelly                    Director
- -------------------------------------
            DEE J. KELLY*

        /s/ Ann D. McLaughlin                 Director
- -------------------------------------
         ANN D. MCLAUGHLIN*

     /s/ Charles H. Pistor, Jr.               Director
- -------------------------------------
       CHARLES H. PISTOR, JR.*

         /s/ Joe M. Rodgers                   Director
- -------------------------------------
           JOE M. RODGERS*

         /s/ Maurice Segall                   Director
- -------------------------------------
           MAURICE SEGALL*

     /s/ Eugene F. Williams, Jr.              Director
- -------------------------------------
      EUGENE F. WILLIAMS, JR.*

         /s/ Anne H. McNamara
*By _________________________________
           ANNE H. MCNAMARA
          (ATTORNEY-IN-FACT)

Date: April 19, 1996.

                                 EXHIBIT INDEX

 ITEM                                                                      PAGE
  NO.                             DESCRIPTION                              NO.
 -----                            -----------                              ----
  1(a) Form of Standby Agreement.
  4(a) Certificate of Incorporation of the Company, as amended
       (incorporated by reference to Exhibit 4(a) to the Company's
       Registration Statement on Form S-4 No. 33-55191).
  4(b) Certificate of Retirement of Certain Shares of Series A
       Cumulative Convertible Preferred Stock of the Company, dated
       January 11, 1995.
  4(c) By-Laws of the Company, as amended.
  4(d) Form of Certificate for the Company's Common Stock, par value
       $1.00 per share (incorporated by reference to Exhibit 4(c) to the
       Company's Registration Statement on Form S-3 No. 33-38393).
  5    Opinion of Debevoise & Plimpton.
 23(a) Consent of Ernst & Young, L.L.P.
 23(b) Consent of Debevoise & Plimpton (included in Exhibit 5).
 24    Powers of Attorney.
 99(a) Letter of Transmittal.
 99(b) Form of Notice of Redemption.
 99(c) Form of Information Agent Agreement.